Exhibit 99.1

PRESS RELEASE
Richmont Mines Inc., 1501 McGill College Avenue, Suite 2920, Montreal, QC H3A 3M8 Canada

IMMEDIATE RELEASE

ISLAND GOLD DEEP RESOURCES INCREASED TO 169,000 OUNCES OF INDICATED & 955,000 OUNCES OF INFERRED FROM INFERRED RESOURCES OF 771,000 OUNCES PREVIOUSLY

MONTREAL, Quebec, Canada, January 28, 2014 - Richmont Mines Inc. (TSX - NYSE MKT: RIC), (“Richmont” or the “Corporation”), is pleased to announce a significant increase in indicated and inferred gold resources at its Island Gold Deep Deposit located at its Island Gold Mine near Wawa, Ontario. Previously reported Inferred resources containing 771,000 ounces of gold were upgraded to Indicated resources of 456,000 tonnes at an average grade of 11.52 g/t for 169,000 ounces of gold, and Inferred resources were increased to 3,200,000 tonnes at an average grade of 9.29 g/t for 955,000 ounces of gold. This increase continues to indicate that Island Gold Deep has the potential to be developed into an important high grade and long life contributor to Richmont’s Island Gold Mine.

Highlights of the new estimated resource:

  Indicated mineral resource of 456,000 tonnes grading 11.52 g/t for 169,000 ounces of gold established in the Deep C Zone;

  Inferred mineral resource of 3,200,000 tonnes grading 9.29 g/t for 955,000 ounces of gold in established in the Deep C Zone as well as in an additional six previously identified sub-parallel zones;

  Notable new drill results (all cut grades over true widths) incorporated in the Indicated resource and updated Inferred resource include: 12.50 g/t Au over 6.34 metres, 18.32 g/t Au over 6.70 metres, 11.97 g/t Au over 6.56 metres, and 15.53 g/t Au over 4.43 metres in the C Zone, and 33.89 g/t Au over 8.79 metres in the B Zone. Please see Table 2 for details;

  Deep C Zone and all additional zones remain open laterally and at depth.

Paul Carmel, President and CEO, commented: “With this latest round of drilling, we have exceeded the million-ounce milestone that we had been hoping for at Island Gold Deep. The zones remain open both along strike and to depth where the potential for adding additional high-grade gold resources is believed to be high. I am pleased that the high grade nature of Island Gold Deep continues to be confirmed and that we have been able to add resources from six sub-parallel gold zones. Richmont will continue to focus on maximizing the Island Gold Mine performance and on advancing the development of the Island Gold Deep deposit in the near term.”

In conclusion, Mr. Carmel noted: “Over our 20 year operating history, it has always been Richmont’s goal to own a long-life, high grade gold mine in a stable jurisdiction where the Corporation has an operating history. With the inclusion of the Island Gold Deep discovery, the Island Gold Mine site is indeed turning into that cornerstone asset, where we have the added benefit of being fully-permitted, with a stable 200 person workforce, a 7-year operating history and an on-site processing facility.”

Chart 1: Composite Longitudinal Section – Island Gold Deep

Chart 2: Island Gold Deep Cross-Section

ISLAND GOLD DEEP RESOURCES INCREASED TO 169,000 OUNCES OF INDICATED & 955,000 OUNCES OF INFERRED FROM INFERRED
RESOURCES OF 771,000 OUNCES PREVIOUSLY
January 28, 2014
Page 2 of 7

TABLE 1
ISLAND GOLD DEEP MINERAL RESOURCE ESTIMATE (1)(2)(3)
	Jan. 21, 2014(4)	Oct. 1, 2013(5)	Jan. 25, 2013(6)
INDICATED RESOURCES – C ZONE
Tonnes	456,000	-	-
Grade (g/t Au)	11.52	-	-
Ounces contained	169,000	-	-

INFERRED RESOURCES – C ZONE
Tonnes	2,320,000	2,278,000	1,500,000
Grade (g/t Au)	9.86	10.53	10.73
Ounces contained	735,000	771,000	508,000

INFERRED RESOURCES – E1E, D, D1,B, G, G1 ZONES
Tonnes	880,000	-	-
Grade (g/t Au)	7.79	-	-
Ounces contained	220,000	-	-

TOTAL INFERRED RESOURCES
Tonnes	3,200,000	2,278,000	1,500,000
Grade (g/t Au)	9.29	10.53	10.73
Ounces contained	955,000	771,000	508,000
(1)	Please see the Reg. 43-101 section at the end of this release and the 43-101 report filed on SEDAR on April 11, 2013 for full details.
(2)	Inferred resources are exclusive of Indicated resources.
(3)	For ownership details, please see “Claim Ownership Information” below.
(4)	Established on January 21, 2014, based on a gold price of US$1,225/oz and an exchange rate of CAN$1.06 = US$1.00. Established using a minimum true width of 2.0 metres, bulk density of 2.80 t/m3, cut-off grade of 3.75 g/t Au, and a capping of 95 g/t Au for the C and B zones and a capping of 40 g/t for all other zones.
(5)	Established on October 1, 2013, established using a gold price of US$1,350/oz, a CAN$1.00 = US$1.00 exchange rate, a minimum true width of 2.0 metres, bulk density of 2.80 t/m3, cut-off grade of 3.75 g/t Au, and a capping of 95 g/t Au.
(6)	Established on January 25, 2013, established using a gold price of US$1,450/oz, a CAN$1.00 = US$1.00 exchange rate, a minimum true width of 2.0 metres, bulk density of 2.80 t/m3, cut-off grade of 3 g/t Au, and a capping of 75 g/t Au.

The mineral resource estimate was prepared by Mr. Daniel Adam, Geo., Ph.D., Vice-President, Exploration, Qualified Person as defined by Regulation 43-101 and employee of Richmont Mines Inc.

Drilling completed in 2013 has enabled the Corporation to expand the C Zone Inferred resource base toward the West and between the two dykes. A portion of Indicated resources is now defined within the C Zone. Several mineralized zones that are parallel to the C Zone have been recognized and interpreted, and a resource estimation has also been completed on these zones, and they are now included in the Island Gold Deep Project mineral resource.

Claim Ownership Information
In a press release issued on October 7, 2013, the Corporation noted that out of a total of 78 claims and 111 mining patents and leases comprising the Island Gold Mine property, all were 100% held by Richmont except for four patented claims on the Goudreau property, for which Richmont owns 69% with the remaining 31% being held by a third party. Of the updated resource estimate detailed in this press release, approximately 90% of the Indicated resource and 56% of the Inferred resource (61% on a consolidated basis, versus 68% previously) lie within three of these four claims. Work is continuing on the Island Gold Deep Project and proceeding according to previously established plans and budgets, with each party to be held responsible for its proportion of the expenditures under the Ontario Mining Act.

ISLAND GOLD DEEP RESOURCES INCREASED TO 169,000 OUNCES OF INDICATED & 955,000 OUNCES OF INFERRED FROM INFERRED
RESOURCES OF 771,000 OUNCES PREVIOUSLY
January 28, 2014
Page 3 of 7

Parameters used for Mineral Resource Estimation
The C Zone, as well as the other parallel zones that are being defined at depth, are typical of the Island Gold Mine mineralization with decimeter-sized grey quartz veins, which often contain visible gold, inside plurimetric altered zones with disseminated pyrite.

The current mineral resource estimation of the Island Gold Deep zones was completed for an area which extends over 1,000 metres laterally, between a depth of 450 metres and 1,100 metres, and which is below the area of the Island Gold Mine currently being mined. A total of 273 surface and underground drill holes were used to model the mineralized zones with 3D wireframes using a minimum true thickness of 2 metres.

Mineral resources were estimated by 3D block modeling (with block dimension of 10 metres x 10 metres x 4 metres) with Gems software and using 2 metre composites.

For the C and the B zones, grade estimation was done by Ordinary Kriging using parameters that have been defined with a variographic study done on the C Zone. The first pass of Kriging used a minimum of 2 and a maximum of 20 composites within an ellipsoidal search ellipse of 25 metres x 10 metres x 6 metres. A minimum of 2 and a maximum of 20 composites within an ellipsoidal search ellipse of 110 metres x 60 metres x 40 metres were used for the second pass of interpolation. A high grade assay capping value of 95 g/t Au was used, which is the capping that was defined after a statistical analysis of the C and B zone assay results (a capping of 75 g/t is presently used at the Island Gold Mine).

For all the other zones, grade estimation was done using an inverse squared distance weighted interpolation. A minimum of 2 composites and a maximum of 20 composites (within an ellipsoidal search ellipse of 60 metres x 60 metres x 40 metres) were used for the interpolation. A high grade assay capping value of 40 g/t Au was used, which is the average capping that was determined for these zones.

A density of 2.80 t/m3 was used for the tonnage calculation of all the zones, which is based on one URSTM laboratory measurement completed on a composite sample of four C Zone core intercepts (a density of 2.82 t/m3 is presently used at the Island Gold Mine).

Mineral resources were estimated using a minimum average grade of 3.75 g/t Au inside the modeled mineralized zone. This cut-off is based on a gold price of US$1,225 per ounce, and an exchange rate of CAN$1.06 = US $1.00. The mineral resource area was cut into the C Zone wireframe using an extrapolation of approximately 30 metres from drill hole intercepts, an extrapolation of about 20 metres has been used for the other zones. All the blocks inside the clipped wireframes are accounted for in the mineral resource. Inside the mineral resource area, the drill spacing average is approximately 50 metres although there are areas with a larger spacing as well as areas with tighter spacing.

Considering the present drill spacing, about 20% of the gold ounces of the C Zone resources have been categorized as indicated. The Indicated resource blocks that have been defined are located within areas that have been interpolated with the first pass of Kriging. The other portions of the C Zone resources, as well as the totality of the resource blocks in the other zones, have been categorized as inferred.

ISLAND GOLD DEEP RESOURCES INCREASED TO 169,000 OUNCES OF INDICATED & 955,000 OUNCES OF INFERRED FROM INFERRED
RESOURCES OF 771,000 OUNCES PREVIOUSLY
January 28, 2014
Page 4 of 7

TABLE 2
NEW ISLAND GOLD DEEP DRILL RESULTS(1) INCLUDED IN JANUARY 2014
UPDATED MINERAL RESOURCE ESTIMATE
	Hole			True	Uncut	Cut		Vertical depth
Hole	Length	From	To	Width	Grade	Grade(2)	Zone(3)	of Intersection
Number	(metres)	(metres)	(metres)	(metres)	(g/t Au)	(g/t Au)		(metres)
400-514-46	573	378.00	384.00	3.59	5.14	5.14	D1	654
		455.37	465.77	6.34	12.99	12.50	C	706
	inc.	456.60	457.68	0.66	95.58	90.89
400-514-48	600	512.25	517.38	3.14	8.74	8.74	C	737
	inc.	516.00	516.68	0.42	45.10	45.10
		525.00	528.76	2.32	4.07	4.07	G	745
400-514-50	779	541.01	555.43	6.70	18.32	18.32	C	830
	inc.	541.88	543.36	0.69	62.14	62.14
	inc.	552.62	555.43	1.31	55.98	55.98
400-514-52	771	584.00	588.32	1.84	4.66	4.66	X	874
	inc.	584.62	585.00	0.16	34.50	34.50
		691.43	706.10	6.56	13.20	11.97	C	964
	inc.	693.67	694.24	0.25	57.80	57.80
	inc.	695.20	696.16	0.43	59.24	59.24
	inc.	705.00	705.32	0.14	151.50	95.00
400-514-55A	561	445.10	449.30	2.08	59.11	5.42	D	756
	inc.	446.10	446.60	0.25	491.00	40.00
		552.47	561.00	4.34	17.32	15.53	C	841
	inc.	557.10	558.00	0.46	47.40	47.40
	inc.	558.65	559.00	0.18	88.70	88.70
	inc.	560.70	561.00	0.15	146.00	95.00
400-514-55AW1	786	477.00	481.25	2.02	10.95	6.21	D1	780
	inc.	477.48	477.91	0.20	86.90	40.00
		557.00	567.85	5.26	4.40	4.40	C	847
	inc.	563.40	564.00	0.29	41.10	41.10
400-527-04	141	133.50	136.50	2.67	12.18	12.18	C	463
425-487-27	833	571.20	578.00	1.99	4.52	4.52	C	946
		727.35	735.00	2.23	85.98	16.51	G	1,087
	inc.	731.25	732.90	0.48	362.05	40.00
425-487-28	810	540.35	552.80	4.49	18.64	18.64	C	918
	inc.	541.15	541.85	0.25	39.60	39.60
	inc.	547.50	549.50	0.72	51.60	51.60
		592.50	599.80	2.67	4.63	4.63	B	961
	inc.	593.80	594.30	0.18	46.70	46.70
425-487-29A	927	614.40	620.28	1.99	5.74	5.20	C	977
		614.86	615.14	0.09	106.50	95.00
425-490-06	183	126.37	129.15	2.28	10.02	5.56	D1	472
		126.67	126.97	0.25	81.40	40.00
425-505-04	102	74.90	77.32	2.02	6.82	6.82	C	467
450-467-02	705	393.00	399.98	2.68	31.40	15.13	C	805
	inc.	394.24	394.56	0.12	94.70	94.70
	inc.	394.87	395.17	0.12	46.40	46.40
	inc.	396.00	396.50	0.19	322.00	95.00
		407.48	412.96	2.12	6.10	6.10	X	817

ISLAND GOLD DEEP RESOURCES INCREASED TO 169,000 OUNCES OF INDICATED & 955,000 OUNCES OF INFERRED FROM INFERRED
RESOURCES OF 771,000 OUNCES PREVIOUSLY
January 28, 2014
Page 5 of 7

				TABLE 2
NEW ISLAND GOLD DEEP DRILL RESULTS(1) INCLUDED IN JANUARY 2014
		UPDATED MINERAL RESOURCE ESTIMATE
	Hole			True	Uncut	Cut		Vertical depth
Hole	Length	From	To	Width	Grade	Grade(2)	Zone(3)	of Intersection
Number	(metres) (metres) (metres)			(metres)	(g/t Au)	(g/t Au)		(metres)
450-467-05	852	473.29	481.48	2.70	49.23	10.54	C	891
	inc.	474.29	474.91	0.20	61.80	61.80
	inc.	476.69	477.07	0.13	929.00	95.00
450-467-06	525	245.10	249.10	2.47	4.93	4.93	D	611
450-467-09	492	279.00	284.50	3.44	9.73	9.73	C	652
	inc.	279.36	279.83	0.29	63.15	63.15
		372.98	377.89	3.11	9.03	7.77	G1	713
	inc.	375.79	376.40	0.39	50.10	40.00
450-467-12	531	196.50	199.00	1.87	4.09	4.09	D	575
	inc.	198.00	198.30	0.22	33.10	33.10
		219.00	225.50	4.88	4.39	4.39	C	588
	inc.	223.00	223.50	0.38	45.10	45.10
		277.00	280.00	2.26	18.81	16.67	B	618
	inc.	279.60	280.00	0.30	111.00	95.00
450-467-15	200	111.70	114.00	2.07	11.50	9.03	E1E	473
	inc.	112.25	112.75	0.45	51.40	40.00
450-467-23	220	208.95	211.00	1.96	5.39	5.39	B	502
	inc.	210.35	210.65	0.29	31.40	31.40
450-467-24	220	186.00	196.18	9.97	9.85	9.85	X	477
	inc.	186.00	187.00	0.98	69.40	69.40
460-455-01	246	175.10	178.00	2.80	37.47	9.35	D	499
	inc.	177.05	177.40	0.34	273.00	40.00
460-456-02	844	486.00	493.75	2.20	11.00	8.26	E1E	919
	inc.	490.90	491.70	0.23	66.60	40.00
460-456-05	834	565.00	570.30	2.02	4.53	4.53	B	956
460-456-06	618	451.60	456.00	2.10	9.31	9.31	B	826
		605.80	613.60	3.72	9.35	9.35	X	949
	inc.	606.90	607.90	0.48	40.50	40.50
	inc.	608.50	609.05	0.26	38.20	38.20
460-456-07	548	438.11	442.90	2.98	16.57	3.81	G	783
	inc.	442.00	442.44	0.27	179.00	40.00
460-456-09	570	451.50	457.20	2.57	15.43	15.43	C	844
	inc.	454.20	456.20	0.90	42.10	42.10
460-456-10	507	202.05	206.54	3.85	4.36	4.36	D	555
460-456-11	552	330.00	333.50	2.25	7.35	7.35	C	705
	inc.	332.45	333.00	0.35	42.35	42.35
460-456-12	750	421.00	426.35	2.02	39.32	4.82	E1E	843
	inc.	422.15	422.50	0.13	567.26	40.00
		515.85	522.85	2.68	4.25	4.25	D1	926
		574.00	583.50	3.68	6.50	6.50	C	977
	inc.	582.40	583.50	0.43	39.65	39.65
460-456-14	708	654.27	664.00	6.85	6.51	6.51	X	888
	inc.	655.27	656.27	0.70	38.60	38.60
460-456-16	555	321.87	326.25	2.47	4.33	4.33	D	703

ISLAND GOLD DEEP RESOURCES INCREASED TO 169,000 OUNCES OF INDICATED & 955,000 OUNCES OF INFERRED FROM INFERRED
RESOURCES OF 771,000 OUNCES PREVIOUSLY
January 28, 2014
Page 6 of 7

TABLE 2
NEW ISLAND GOLD DEEP DRILL RESULTS(1) INCLUDED IN JANUARY 2014
UPDATED MINERAL RESOURCE ESTIMATE
	Hole			True	Uncut	Cut		Vertical depth
Hole	Length	From	To	Width	Grade	Grade(2)	Zone(3)	of Intersection
Number	(metres) (metres) (metres)			(metres)	(g/t Au)	(g/t Au)		(metres)
460-456-17	675	559.35	567.00	3.19	7.44	7.44	B	951
	inc.	561.55	562.00	0.19	90.50	90.50
460-456-18A	675	497.60	508.08	4.13	3.83	3.83	D	902
460-456-21	800	352.25	356.75	2.70	34.36	16.50	C	712
	inc.	352.89	354.00	0.67	136.13	63.73
460-456-22	798	360.00	364.14	2.05	32.49	7.04	D	749
	inc.	362.30	363.00	0.35	190.50	40.00
510-480-09	201	169.05	175.25	4.18	6.51	6.51	C	579
	inc.	169.05	169.60	0.37	50.80	50.80
510-480-10	702	249.40	255.90	2.59	13.17	9.04	D	730
	inc.	254.70	255.00	0.12	129.50	40.00
		482.50	487.50	2.08	4.69	4.69	G1	926
510-480-11B	603	410.76	416.20	2.02	15.72	15.72	B	875
	inc.	411.50	412.30	0.30	69.50	69.50
510-480-12	696	381.34	391.43	2.46	11.73	6.61	D	871
	inc.	390.15	390.57	0.10	163.00	40.00
		528.00	536.50	2.02	6.60	6.60	X	1,006
	inc.	528.90	529.20	0.07	58.50	40.00
	inc.	530.36	531.00	0.15	34.90	34.90
		560.00	598.11	8.79	120.03	33.89	B	1,049
	inc.	560.76	566.28	1.27	59.30	44.35
	inc.	570.32	581.70	2.62	87.00	52.09
	inc.	585.00	587.37	0.55	397.16	89.32
	inc.	587.78	588.23	0.10	1,770.00	95.00
	inc.	591.47	591.96	0.11	51.70	51.70
	inc.	591.96	592.41	0.10	2,880.00	95.00
	inc.	592.41	592.90	0.11	230.50	95.00
510-480-14A	798	384.00	391.85	1.99	25.88	7.68	D	872
	inc.	389.90	390.35	0.11	357.50	40.00
510-480-17	250	141.86	145.02	2.53	4.18	4.18	C	587
510-480-19	220	156.30	162.34	4.22	7.72	7.72	C	560
	inc.	157.06	157.55	0.34	38.16	38.16
535-497-07	171	118.71	123.80	4.06	6.07	6.07	C	561
	inc.	119.43	119.73	0.24	68.04	68.04
535-497-09	210	140.60	153.00	9.32	4.04	4.04	C	617
535-497-10	190	117.35	121.45	3.35	6.26	6.26	C	596
535-497-11	180	121.33	124.43	2.49	7.08	7.08	C	584
Total metres:	24,712
(1)	Please see the Regulation 43-101 at the end of this release for full analysis details.
(2)	A high grade assay capping value of 95 g/t Au was used for the C and B zones (a capping of 75 g/t is presently used at the Island Gold Mine). For all other zones, a high grade assay capping value of 40 g/t Au was used.
(3)	E1E, D and D1 Zones are found in the footwall of the C Zone. “B”, “G” and “G1” correspond to three zones found in the hanging wall of the C Zone. “X” corresponds to presently undefined zones, and are not included in the resource.

ISLAND GOLD DEEP RESOURCES INCREASED TO 169,000 OUNCES OF INDICATED & 955,000 OUNCES OF INFERRED FROM INFERRED
RESOURCES OF 771,000 OUNCES PREVIOUSLY
January 28, 2014
Page 7 of 7

Details about the Island Gold Mine Property
The 59.0 km2 (5,900 hectares) Island Gold property is located 83 km northeast of Wawa, Ontario. Ore from the Island Gold Mine is processed at Richmont’s on-site mill, an 850 tonne per day rated CIP facility. Since Island Gold began commercial production in October 2007, Richmont has produced more than 256,000 ounces of gold. Underground operations are accessed via a ramp, and mining activities currently reach a vertical depth of approximately 400 metres.

About Richmont Mines Inc.
Richmont Mines has produced over 1,400,000 ounces of gold from its operations in Quebec, Ontario and Newfoundland since beginning production in 1991. The Corporation currently produces gold from the Island Gold Mine in Ontario and the Beaufor, Monique and W Zone mines in Quebec. The Corporation is also advancing the Island Gold Deep project located directly beneath the Island Gold Mine in Ontario. With over 20 years of experience in gold production, exploration and development, and prudent financial management, the Corporation is well-positioned to cost-effectively build its Canadian reserve base and to successfully enter its next phase of growth. Richmont routinely posts news and other important information on its website (www.richmont-mines.com).

Forward-Looking Statements
This news release contains forward-looking statements that include risks and uncertainties. When used in this news release, the words "estimate", "project", "anticipate", "expect", "intend", "believe", "hope", "may" and similar expressions, as well as "will", "shall" and other indications of future tense, are intended to identify forward-looking statements. The forward-looking statements are based on current expectations and apply only as of the date on which they were made.

The factors that could cause actual results to differ materially from those indicated in such forward-looking statements include changes in the prevailing price of gold, the Canadian-United States exchange rate, grade of ore mined and unforeseen difficulties in mining operations that could affect revenue and production costs. Other factors such as uncertainties regarding government regulations could also affect the results. Other risks may be set out in Richmont Mines' Annual Information Form, Annual Reports and periodic reports.

Cautionary note to US investors concerning resource estimates
Information in this press release is intended to comply with the requirements of the Toronto Stock Exchange and applicable Canadian securities legislation, which differ in certain respects with the rules and regulations promulgated under the United States Securities Exchange Act of 1934, as amended (“Exchange Act”), as promulgated by the SEC. The reserve and resource estimates in this press release were prepared in accordance with Regulation 43-101 adopted by the Canadian Securities Administrators. The requirements of Regulation 43-101 differ significantly from the requirements of the United States Securities and Exchange Commission (the “SEC”).

U.S. Investors are urged to consider the disclosure in our annual report on Form 20-F, File No. 001-14598, as filed with the SEC under the Exchange Act, which may be obtained from us (without cost) or from the SEC’s web site: http://sec.gov/edgar.shtml.

Regulation 43-101
The exploration program was conducted by qualified persons as defined by Regulation 43-101. Specifically, the program was overseen by Mr. Daniel Adam, Geo., Ph.D., Vice-President, Exploration, who is a Qualified Person as defined by Regulation 43-101, and an employee of Richmont Mines Inc. Mr. Adam verified and approved the information in this press release. The analyses were conducted at Activation Laboratories Ltd. in Geraldton, Ontario, Swastika Laboratories Ltd. in Swastika, Ontario, Lab Expert laboratory in Rouyn-Noranda, Quebec, and at the AGAT Laboratories Ltd. in Mississauga, Ontario, by means of fire assay fusion with atomic absorption (AA) and gravimetric finish. Samples from some holes were assayed at the Wesdome Laboratory in Wawa in order to expedite results; these samples will be re-assayed in a commercial laboratory.

For more information, please contact:

Investor Relations:
Jennifer Aitken
RICHMONT MINES INC.
Phone: 514 397-1410 ext. 101
E-mail: jaitken@richmont-mines.com

Ticker symbol: RIC
Listings: TSX – NYSE MKT
Web Site: www.richmont-mines.com
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